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                    [ARIAD Pharmaceuticals, Inc. Letterhead]



                                                                    May 20, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20459

      Attention: Filing Desk

RE: Request for Withdrawal of a Post-Effective Amendment (Accession Number 0000950135-03-003188)

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, ARIAD Pharmaceuticals, Inc. (the "Company") hereby requests the withdrawal of a post-effective amendment (Accession Number 0000950135-03-003188), which was incorrectly filed on Monday, May 19, 2003.

         On the morning of May 19, 2003, we instructed our filing agent to file a Registration Statement on Form S-3 pursuant to Rule 462(b) (the "Rule 462(b) Registration Statement") to increase the number of shares available for issuance pursuant to a previously filed and effective Registration Statement on Form S-3 (Registration No. 333-76486). The filing agent incorrectly filed the Rule 462(b) Registration Statement as a post-effective amendment to Registration No. 333-76486 under the submission type POS462B, rather than filing it as a separate registration statement under Rule 462(b), as we had requested, under submission type S-3MEF. When the filing appeared on the Commission's website, our counsel recognized that the filing was filed under the wrong submission type and we immediately instructed our filing agent to refile the document under the correct submission type, S-3MEF. The S-3MEF was filed and accepted by the Commission at 12:38 p.m. on May 19, 2003 (Accession Number 0000950135-03-003197). The two
filings are exactly the same except that the first filing was filed under the submission type POS462B, whereas the second filing was correctly filed under the submission type S-3MEF.

         In view of the potential for confusion resulting from the identical filings, we respectfully request that the Commission withdraw the post-effective amendment filed under submission type POS462B (Accession Number
0000950135-03-003188).
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         Thank you for your assistance in this matter. Please do not hesitate to call with questions at 617-621-2209.

                            Sincerely,

                            /s/ Edward M. Fitzgerald
                            -------------------------
                            Senior Vice President and Chief Financial Officer